

January 6, 2011

Mr. James Russell Reger
Chief Executive Officer
Voyager Oil & Gas, Inc.
2812 1st Avenue North, Suite 506
Billings, Montana 59101

> **Re:** **Voyager Oil & Gas, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed December 10, 2010**
> **File No. 333-166402**

Dear Mr. Reger:

We have reviewed your response letter dated December 10, 2010, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-3

General

1. Where the following comments relate to disclosure which appears in more than one place or contain more than one point, ensure that you make corresponding changes to each affected portion and address all such points. Also make clear precisely where in the marked version of the amendment we will find all such responsive disclosure.

2. Ensure that you provide current and updated disclosure with each amendment. For example, you refer at page 29 to test wells "expected to be completed by October 2010," despite filing the most recent amendment on December 10, 2010. Similarly, you did not

provide an updated opinion of counsel despite the change to the number of shares which are the subject of the amended registration statement, instead indicating in the exhibit list that exhibit 5.1 has been "previously filed." Lastly, ensure that your exhibit list as revised indicates precisely when and with what filing such documents have been "previously filed."

3. We note your revised disclosure in response to comment 3 from our letter to you dated October 22, 2010. Please add the disclosure required by Item 1205(a) of Regulation S-K. For instance, your discussion of test wells drilled appears to suggest that you have exploratory wells, within the meaning of the item requirement.

Certain Relationships and Related Transactions, page 12

4. Please disclose in this section the transactions with Steven Lipscomb and Michael Reger which you disclose in Note 6 to your financial statements in your Form 10-Q for the fiscal period ended September 30, 2010, or explain their omission to us.

Business, page 24

5. We note your responses to comments 7 through 11 from our letter to you dated October 22, 2010. We originally identified the assertions cited in those comments in comment 29 of our letter to you dated July 14, 2010. For the most part, you have removed the statements from your registration statement disclosure. However, please give effect to all applicable comments issued during the pendency of this review when you file the amendment to your Form 8-K originally filed on April 22, 2010. For example, remove any assertions for which you did not provide us with sufficient independent support in response to our comment(s). See the last sentence of comment 2 from our letter to you dated October 22, 2010. See also the first paragraph of your response to prior comment 28 in your letter to us dated July 26, 2010. In the amended Form 8-K, you may add a statement to indicate that a more current discussion of your business appears in the prospectus of the Form S-3 registration statement, in the form it was declared effective.

Voyager's Business, page 26

6. We note your response to comment 9 from our letter to you dated October 22, 2010, and we re-issue it in part. Please refer to the following sentences at the bottom of page 26: "Voyager's land team consists of private contractors delivering acreage to Voyager and being paid on a per diem or per acre basis. As stated above, the land team consists of land professionals that have been trained in land acquisition over the last 10 years by J.R. Reger, Chief Executive Officer of Voyager."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Assets and Acreage Holdings, page 34

7.  Please revise your disclosure to include the total gross and net undeveloped acreage by geographic area. Provide the gross acreage amounts as well as the net acreage amounts, and specify whether the acreage is developed or undeveloped. Refer to Item 1208 of Regulation S-K.

Cautionary Factors That May Affect Future Results, page 49

8.  We note the revised disclosure in this section. Please further revise to comply with the points and principles identified in the applicable comments set forth in our letter to which you responded by letter dated July 26, 2010. For example, we refer you to the first bullet point of your response to prior comment 2 and to your response to prior comment 6. The reader should not be directed to other documents; you must provide a comprehensive and current Risk Factors section in this Form S-3 prospectus, insofar as you are providing disclosure which would otherwise be required in a Form S-1.

Management, page 50

9.  For each listed individual, including the new sketch you added for Mr. Sherman, provide start and end dates, specifying the month and year, for each position held in the past five years. There should be no gaps or ambiguities with regard to time in the five year period which Item 401 of Regulation S-K requires. Refer to your response to prior comment 32 as set forth in your letter to us dated July 26, 2010.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     Thomas F. Steichen, Esq.
        Fredrikson & Byron, P.A.
        Facsimile No. (612) 492-7077